Filed by Misonix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Solsys Medical, LLC and Misonix, Inc.

Commission File No.: 333-231797

August 13, 2019

Canaccord Annual Growth Conference August 8, 2019 Misonix UpdateCanaccord Annual Growth Conference August 8, 2019 Misonix Update

Forward Looking Statements This communication contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Misonix and Solsys, the allocation of the merger consideration and the anticipated growth rate of the combined company. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward- looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Solsys business may not be successfully integrated with Misonix following the closing; the risk that Misonix and Solsys will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Misonix’s or Solsys’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Misonix’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in Misonix’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10- K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances. Participants in the Solicitation Misonix, Solsys and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Misonix stockholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Misonix stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/information statement and prospectus when it is filed with the SEC. Information about the directors and executive officers of Misonix and their ownership of Misonix common stock is set forth in the definitive proxy statement for Misonix’ s 2019 annual meeting of shareholders, as previously filed with the SEC on March 25, 2019. Free copies of these documents may be obtained as described in the paragraphs above. Forward Looking Statements This communication contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Misonix and Solsys, the allocation of the merger consideration and the anticipated growth rate of the combined company. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward- looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Solsys business may not be successfully integrated with Misonix following the closing; the risk that Misonix and Solsys will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Misonix’s or Solsys’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Misonix’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in Misonix’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10- K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances. Participants in the Solicitation Misonix, Solsys and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Misonix stockholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Misonix stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/information statement and prospectus when it is filed with the SEC. Information about the directors and executive officers of Misonix and their ownership of Misonix common stock is set forth in the definitive proxy statement for Misonix’ s 2019 annual meeting of shareholders, as previously filed with the SEC on March 25, 2019. Free copies of these documents may be obtained as described in the paragraphs above.

Important Additional Information Will Be Filed With The SEC In connection with the proposed transaction, Misonix and Solsys filed relevant information with the SEC, including a registration statement of Misonix on Form S-4 that includes a prospectus and proxy statement of Misonix and an information statement of Solsys (the “joint proxy statement/information statement and prospectus”), which was filed on May 29, 2019. INVESTORS AND SECURIT Y HOLDERS OF MISONIX AND SOLSYS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/INFORMATION STATEMENT AND PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MISONIX, SOLSYS AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/information statement and prospectus will be sent to Misonix’s stockholders and Solsys unitholders. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/information statement and prospectus free of charge from the SEC’s website or from Misonix as described below. The documents filed by Misonix with the SEC may be obtained free of charge at Misonix’s website at www.misonix.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Misonix by requesting them by mail at Misonix, Inc., 1938 New Highway, Farmingdale, New York 11735, Attention Investor Relations, or by telephone at 631-694-9555. Non-Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Important Additional Information Will Be Filed With The SEC In connection with the proposed transaction, Misonix and Solsys filed relevant information with the SEC, including a registration statement of Misonix on Form S-4 that includes a prospectus and proxy statement of Misonix and an information statement of Solsys (the “joint proxy statement/information statement and prospectus”), which was filed on May 29, 2019. INVESTORS AND SECURIT Y HOLDERS OF MISONIX AND SOLSYS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/INFORMATION STATEMENT AND PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MISONIX, SOLSYS AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/information statement and prospectus will be sent to Misonix’s stockholders and Solsys unitholders. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/information statement and prospectus free of charge from the SEC’s website or from Misonix as described below. The documents filed by Misonix with the SEC may be obtained free of charge at Misonix’s website at www.misonix.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Misonix by requesting them by mail at Misonix, Inc., 1938 New Highway, Farmingdale, New York 11735, Attention Investor Relations, or by telephone at 631-694-9555. Non-Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Misonix at a Glance

Business Summary

- Public company, Ultrasonic surgical platform for precision tissue removal
- Address Large Chronic Global Healthcare Issues
- 55 Dedicated Sales Resources
- Fiscal Year 2018 product revenue: $32.7M
- Headquarters: Farmingdale, NY

Focus Areas

- Ultrasonic surgical bone cutting for spine surgery & CMF
- Tumor Resections (Neuro & General)
- Ultrasonic debridement for wound healing (Plastics, Vascular, Podiatry, Orthopedic)

Financial Highlights



~20% Product Growth
$27.3
$32.7
± $39.2
Fiscal 2017
Fiscal 2018
Fiscal 2019 Guidance

Commercial Infrastructure



% of Revenue by Geography
58.1
41.9
Domestic
International

- Global Distribution Network commercializing our technology throughout the world

BetterMatters™
6
MISONIX

Misonix's Existing Commercial Infrastructure

55 Dedicated Sales Resources ...

BoneScalpel

boneScalpel®



Target Specialty	Spine
Target Channel	Inpatient
U.S. TAM	~$600M

SonaStar

sonastar®



Target Specialty	Neuro / General
Target Channel	Inpatient
U.S. TAM	~$263M

SonicOne

sonicone®



Target Specialty	Wound Care
Target Channel	Inpatient
U.S. TAM	~$240M

BetterMatters™ 6 MISONIX

MISONIX®
BETTER MATTERS™

+

Solsys™
MEDICAL

Misonix, Inc. Enters into Definitive Agreement to Acquire Regenerative Medical Company Care Solsys Medical for Approximately ~ $97M

Broadens Wound Care platform with cellular skin substitute complementary to Misonix's existing products

Advances go-to-market strategy and expected to drive increased rep productivity by creating two focused sales teams

Enhances Misonix's financial profile by adding significant revenue scale, increasing addressable markets and accelerating top-line growth

BetterMatters™
7
MISONIX®

Transaction Rationale Creates a platform with estimated LTM annual revenue of over $64M and supports 1 Misonix’s pro forma top-line growth of 20%+ Expands Misonix’s addressable market from $1.1B to over $1.78B 2 Broadens Misonix’s commercial infrastructure to over 136 dedicated sales resources 3 with clearer focus across specialties, expected to improve rep productivity Offers near-term revenue synergies and immediate cross-selling opportunities 4 Provides for future value creation in Wound Care through clinical and reimbursement 5 initiatives 8Transaction Rationale Creates a platform with estimated LTM annual revenue of over $64M and supports 1 Misonix’s pro forma top-line growth of 20%+ Expands Misonix’s addressable market from $1.1B to over $1.78B 2 Broadens Misonix’s commercial infrastructure to over 136 dedicated sales resources 3 with clearer focus across specialties, expected to improve rep productivity Offers near-term revenue synergies and immediate cross-selling opportunities 4 Provides for future value creation in Wound Care through clinical and reimbursement 5 initiatives 8

Solsys Medical at a Glance

Business Summary

- Privately-held, regenerative wound care company
- Markets TheraSkin® human skin allograft
- 81 Dedicated Sales Resources
- Calendar 2018 revenue: $24M
- Headquarters: Newport News, VA

Company Highlights

- Cellular skin substitute product with large addressable market
- Specialized Wound Care sales team with experience selling in both inpatient and outpatient settings
- Broad reimbursement and attractive financial profile for TheraSkin® with compelling economics

Financial Highlights



~30% Growth
$18.4M
$24.0M
$32.0M
2017
2018
2019

Commercial Infrastructure

% of Revenue by Channel



61%
39%
Wound Care Center
OR/Physician Office

- Wound Care sales team primarily selling to wound care centers, operating rooms and physician offices

BetterMatters™ 9 MISONIX

TheraSkin at a Glance

THERASKIN®

A biologically active cryopreserved, human skin allograft for chronic wounds

Indicated for chronic wounds head-to-toe, including more severe wounds with exposed bone, tendon, joint capsule and muscle

Wound therapy that regenerates damaged skin and provides a high concentration of cells



Cost-effective solution with favorable coverage and reimbursement

At-ready supply of human growth factors, cytokines and collagen used in order to jumpstart wound healing

Fully developed human extra-cellular matrix

Opportunity to demonstrate improved patient outcomes when used in combination with SonicOne debridement

BetterMatters™ 10 MISONIX

Redefining the Standard of Care

sonicone® O.R.

- Unsolved Problem - huge **unmet need to improve debridement** practice for Wound Care
- **Only ~20%** of Wound Care physicians effectively debride chronic wounds
- Will need to **establish new procedure payment** for Sonic One that competes with price of other debridement instruments
- Would seek to use **Coverage with Evidence Development (CED)** with CMS

TheraSkin

- Addresses objective of securing patient **earlier in wound healing cycle**
- **Initial sales expansion opportunity in OR** via dedicated Wound Care sales force of 66 TMs and 10 TAs in 2019
- Adds a **new innovative Wound Care solution** to rep bag **to increase selling efficiency**

A properly debrided wound is necessary to achieve best results with Cellular and Tissue Products

BetterMatters™
11
MISONIX

Vision for the New Misonix

136 Dedicated Sales Resources...

55 Dedicated Sales Resources + **81 Dedicated Sales Resources**

Surgical Franchise	
bonescalpel® sonastar®	
Target Specialty	Surgical (Spine, Neuro, General)
Target Channel	Inpatient
U.S. TAM	~$863M

Wound Care Franchise	
sonicone® THERASkin	
Target Specialty	Wound Care (Podiatry, Plastic Surgery. Foot and Ankle, Vascular)
Target Channel	Inpatient / Outpatient
U.S. TAM	~$921M

...generating pro forma calendar 2018 revenue of $60.6M and expected 20%+ annual growth

BetterMatters™ 12 MISONIX

...One Amazing, Smart Console One Smart ultrasonic surgical platform that Clears the Clutter in your OR AND Enables all existing Misonix technology as well as future app’s FDA Approved in June 2019 13...One Amazing, Smart Console One Smart ultrasonic surgical platform that Clears the Clutter in your OR AND Enables all existing Misonix technology as well as future app’s FDA Approved in June 2019 13

Transaction Summary

Transaction Details	
Transaction Terms	• All-stock transaction valuing Solsys Medical at an equity value of ~$100M
Ownership	• Misonix will issue approximately 5.7 shares upon the closing of the transaction • Pro forma combined company ownership: 64.0% current Misonix shareholders / 36.0% Solsys Medical
Financial Summary	• Pro forma calendar 2018 revenue of $66.8M, gross margins of 70%, expected growth of 20%+ • Pro forma cash balance of $15M at closing less transaction fees • Misonix will refinance $20M in Solsys Medical debt in conjunction with the transaction, and expects a combined debt balance of $22M, with additional borrowing availability of $5M
Timing / Next Steps	• Closing subject to: – Approval by a majority of Misonix shareholders to issue Misonix shares in connection with the proposed transaction – Required regulatory approvals and certain customary closing conditions • Expected to close in the third quarter of calendar year 2019

BetterMatters™
14
MISONIX

Misonix (Nasdaq: MSON) Cash: $9.0M Stock Price: +/- $25.00 GP Margin: 70% Market Cap: +/- $240M No Long Term Debt Employees: 128 Shares O/S: 9.6M 15Misonix (Nasdaq: MSON) Cash: $9.0M Stock Price: +/- $25.00 GP Margin: 70% Market Cap: +/- $240M No Long Term Debt Employees: 128 Shares O/S: 9.6M 15

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